EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or Country of Incorporation/Formation

Digene do Brasil LTDA	Brazil
Digene Europe, Inc.	Delaware
Digene B.V.	Netherlands
Viropath B.V.	Netherlands
Digene UK (Holdings) Limited	United Kingdom
Digene (UK) Limited*	United Kingdom
Digene Germany GmbH*	Germany

*	Wholly owned subsidiary of Digene UK (Holdings) Limited